January 29, 2001



Aircraft Finance Trust
c/o  Wilmington Trust Company
1100 North Market Street
Rodney Square North
Wilmington, DE  19890

Gentlemen:

In response to your recent request, BK Associates, Inc. is pleased to provide our opinion regarding the current fair market values (CFMV) as of December 31, 2000 and future fair market values (FFMV) at lease expiry of the aircraft in the Aircraft Finance Trust (AFT) Portfolio (Portfolio). The Portfolio is comprised of 36 commercial jet aircraft, which are further identified by type, serial number, date of manufacture and engine model in Figure 1. The Portfolio was previously appraised by BK Associates most recently in our letter dated December 6, 1999. This appraisal represents an update of that letter.

Based upon our knowledge of these various aircraft types, our knowledge of the capabilities and uses to which they have been put in various parts of the world, our knowledge of the marketing of used aircraft, and our knowledge of aircraft in general, it is our opinion that the CFMVs and FFMVs in U.S. dollars of each of the aircraft in the Portfolio are as shown in Figure 1.

According to the International Society of Transport Aircraft Trading's (ISTAT) definition of fair market value, to which BK Associates subscribes, the quoted fair market value is the Appraiser's opinion of the most likely trading price that may be generated for an aircraft under the market circumstances that are perceived to exist at the time in question. The fair market value assumes that the aircraft is valued for its highest and best use, that the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's length basis, for cash or equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers, which BK Associates believes is 12 to 18 months.

The fair market value is normally determined by comparison to recent sales of similar aircraft under similar conditions. The impact of current market conditions on the recent sales must be evaluated as well. BK Associates' assessment of the impact of these factors on current and forecast values of the Aircraft is discussed below.


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January 29, 2001
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Supply and demand is the major  influence on aircraft  values.  Our industry has experienced a peak of surplus commercial jet aircraft on the market in mid-1991 and watched the subsequent increase in demand for air travel bring about a return of many of the grounded and stored surplus fleet to revenue service. According to BACK Information Services, the peak surplus of 815 aircraft in 1991 was significantly reduced during the ensuing years to a sustained low period beginning in 1997 with an annualized average of 310 surplus aircraft. However, during the second and third quarter periods of 1998, the fleet availability began to increase once again, with the latest period reported at 549 units.

The following, summarized from the latest issue of BACK Commercial Jet Fleet, lists aircraft similar to those in the Portfolio which are publicly advertised for sale or lease and compares the current availability to that one year ago. Additionally, the aircraft currently in storage are quantified however, it should be understood that some operators and lessors do not publicize their aircraft availability and the list of stored aircraft does not directly compliment the availability listing. Therefore, it is reasonable to assume that to some extent these two lists are additive.

                                                                STORED
            Model           12/1999         12/2000            12/2000
            -----           -------         -------            -------

          A310-300               7               2                 4
            A320                 5               7                 0
          B737-300              23              13                 3
          B737-400               9               7                 1
          B767-200               5               6                 3
          B767-300               9               2                 0
            MD83                 0               9                 1
           DC10-30               4              12                13
                                 -              --                --

       TOTAL AIRCRAFT           62              58                25

The trend of available or surplus aircraft has generally stabilized since late last year. This is illustrated in the above table, which focuses only on the aircraft type in the Portfolio, but is the situation across almost all commercial jet aircraft types. Availability of the selected Portfolio aircraft stands at 58 units. BK Associates believes some availability of aircraft is normal even in a balanced market such that a few units of each model could be expected to be available even in a balanced market.



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January 29, 2001
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Appraised values contained in this report in most cases are moderately less than values of one year ago. We consider the market today approximates that of a year ago thus, the lower values result from additional age of the Portfolio and continued utilization.

Current values are normally based on comparison to recent sales of comparable aircraft. Our database of used aircraft sales contains the transactions summarized on the "Recent Sales" listing attached which were reported during the preceding approximate 24 months involving aircraft similar to those in this appraisal letter. In some instances, reference may be made to stipulated loss value (SLV) or insured value. Although this data is not a sale price, it does represent a value agreed to by both parties to the transaction and the value is normally greater than a fair market value. Likewise, a reference may be to the loan value or mortgage amount, which can be useful in determining a fair market value.

BK Associates is confidentially aware of numerous additional transactions that support values reached in this appraisal.

The future values are largely based on comparison to historic sales data under comparable circumstances adjusted to account for the impact of expected market conditions. The market conditions that will have the most impact on the residual value during the next few years are noise regulations and the expected return to balance between supply and demand. Our FFMVs are expressed in 2000 dollars without inflation.

It should be understood that BK Associates has neither inspected the Portfolio aircraft nor their maintenance records, but has relied upon the information provided by yourself and in the BK Associates database which includes data on the aircraft that was obtained for the previous appraisal we have conducted. The assumptions have been made that all Airworthiness Directives have been complied with; accident damage has not been incurred that would affect market values; the aircraft are at half-time between scheduled major maintenance events; and maintenance has been accomplished in accordance with a civil airworthiness authority's approved maintenance program and accepted industry standards. Deviations from these assumptions can change significantly our opinion regarding the Portfolio values.

BK Associates, Inc. has no present or contemplated future interest in the Portfolio, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation and the time and budget constraints imposed by the client. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates, Inc. assumes no responsibility or legal


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January 29, 2001
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liability  for any  action  taken or not  taken by the  addressee,  or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee agrees that BK Associates, Inc. shall bear no such responsibility or legal liability. This appraisal is prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

                                          Sincerely,

                                          BK ASSOCIATES, INC.


                                          /S/ R.L. Britton
                                          -----------------------
                                          R. L. Britton
                                          Vice President
                                          ISTAT Senior Certified Appraiser

RLB/kf
Attachment



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                                    FIGURE 1
                                  AFT PORTFOLIO
                                   BASE VALUES

                                                          12/31/00    12/31/00
                                                          HALFTIME    MTC ADJ'D
        AIRCRAFT       SERIAL     MFG.                       BV          BV
          TYPE         NUMBER     DATE      ENGINE       ( $ MIL )    ( $ MIL )
          ----         ------     ----      ------       ---------    ---------

  1    A310-300         448      Feb-88  CF6-80C2A2        32.20        31.34
  2    A320-200         210      Jul-91  CFM56-5A1         26.00        26.52
  3    A320-200         221      Sep-91  CFM56-5A3         27.60        27.02
  4    A320-200         222      Oct-91  CFM56-5A3         27.60        26.50
  5    A320-200         231      Sep-91  CFM56-5A1         26.25        27.31
  6    A320-200         373      Jan-93  V2500-A1          28.60        32.04
  7    A320-200         737      Sep-97  CFM56-5B4         36.70        37.86
  8    A320-200         749      Sep-97  CFM56-5B4         36.70        36.00
  9    B737-300        28333     Aug-96  CFM56-3C1         29.60        30.01
  10   B737-300        28548     Dec-97  CFM56-3C1         31.85        31.46
  11   B737-300        28554     Dec-96  CFM56-3C1         30.40        29.89
  12   B737-300        28557     Mar-97  CFM56-3C1         31.00        30.35
  13   B737-300        28558     Apr-97  CFM56-3C1         31.10        30.44
  14   B737-300        28559     May-97  CFM56-3C1         31.25        30.69
  15   B737-300        28561     Jun-97  CFM56-3C1         31.35        31.20
  16   B737-300        28562     Jul-97  CFM56-3C1         31.40        31.28
  17   B737-300        28563     Aug-97  CFM56-3C1         31.50        30.75
  18   B737-300        28564     Nov-97  CFM56-3C1         31.75        31.95
  19   B737-300        28740     Jun-98  CFM56-3C1         32.60        32.54
  20   B737-400        25663     Nov-92  CFM56-3C1         25.70        24.64
  21   B737-400        25664     Nov-92  CFM56-3C1         25.70        25.32
  22   B737-400        28489     Nov-96  CFM56-3C1         31.70        31.15
  23   B737-400        28490     Nov-96  CFM56-3C1         31.70        30.68
  24   B737-400        28491     Nov-96  CFM56-3C1         31.70        31.05
  25   B767-200ER      23805     Jul-87  CF6-80C2-B2       32.00        31.53
  26   B767-200ER      23806     Aug-87  CF6-80C2-B2       32.00        30.95
  27   B767-300ER      25221     Aug-91  CF6-80C2B6F       54.80        53.31
  28   B767-300ER      25403     Jan-92  PW4060            56.80        56.40
  29   B767-300ER      29617     Mar-99  CF6-80C2B7F       82.20        82.32
  30   B767-300ER      30008     Mar-99  CF6-80C2B7F       82.20        82.20
  31   MD83            49398     Nov-86  JT8D-219          15.75        15.83
  32   MD83            49791     Sep-89  JT8D-219          19.00        19.35
  33   MD83            53198     Apr-91  JT8D-219          22.00        20.85
  34   MD83            53199     Mar-92  JT8D-219          23.20        22.14
  35   DC10-30         46584     Feb-80  CF6-50C2          17.00        15.29
  36   DC10-30         48292     Feb-82  CF6-50C2          19.10        16.67

                                          TOTALS . . .   1188.00      1174.81




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